ECO PLANET CORP.

93 S Jackson St, #34786

Seattle, WA 98104-2818

Tel: 888 375 8633

Fax: 866 885 5653

May 7, 2012

Via Edgar

Mara L Ransom

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Re:	Eco Planet Corp.
Registration Statement on Form S-1
File No. 333-179130
Initially filed: March 12, 2012
Request for Acceleration

Dear Ms. Ransom:

Thank you for advising us that the Commission will not further review the above-referenced registration statement (the “Registration Statement”) of Eco Planet Corp. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to Wednesday May 9, 2012, at 1:00 p.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

/s/

Elka Yaron

President

cc:	Dietrich King
Daniel Leslie, Esq.